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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2017
15 REGISTRATIONS BRANCH

SEC

17005664

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8-33475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 Mercer St.
(No. and Street)

Harmony	PA	16037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rodgers 724-473-4003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Joseph C. Dippold, Notary Public
Cranberry Twp., Butler County
My Commission Expires April 4, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Rodgers Brothers, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Rodgers Brothers, Inc.** ("Company") as of December 31, 2016 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 22, 2017

RODGERS BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	174,911
Deposit with Clearing Organization		50,000
Receivable From Clearing Organization		7,171
Investment Advisory Fees Receivable		559,853
Securities Owned - At Fair Value		156,679
Prepaid Asset		12,559
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $ 46,683		27,121
Total Assets	$	988,294

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	111,699
Stockholders' Equity		
Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 980 Shares Issued and Outstanding		980
Additional Paid-In Capital		134,673
Retained Earnings		740,942
Total Stockholders' Equity		876,595
Total Liabilities and Stockholders' Equity	$	988,294

The accompanying notes are an integral part of these financial statements.